5301 Legacy Drive
Plano, Texas 75024

June 8, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Response dated May 17, 2012
File No. 001-33829

Dear Ms. Jenkins:

This letter confirms the receipt by Dr Pepper Snapple Group, Inc. (the “Company”) of the additional comments provided by the staff of the Securities and Exchange Commission in its letter dated May 25, 2012 (the “Additional Comment Letter”) and is also in confirmation of the agreement by John Archfield of the Division of Corporation Finance in a telephone conference today.

As we discussed, the Company (through Deloitte & Touche, LLP its registered public accountant) initiated discussions with the Division of Corporation Finance. Kyle Moffatt of your office is setting up a meeting between the Company, the Division of Corporation Finance and the Office of the Chief Accountant to discuss the requests made in the Additional Comment Letter. The Company will take the appropriate action based on the resolution reached in those discussions. Because of the continuing nature of those discussions and uncertainty as to when and what resolution will be reached, the Company will need more than 10 business days to respond to the Additional Comment Letter. This letter confirms our agreement that the Company will provide an appropriate response to the Division of Corporation Finance no later than June 29, 2012.

If you have any questions or comments regarding this letter, please contact the undersigned at 972-673-7376 or Marty Ellen at 972-673-4685.

DR PEPPER SNAPPLE GROUP, INC.

/s/ Wayne R. Lewis
Wayne R. Lewis
Vice President and Assistant General Counsel

cc:	Marty Ellen, Executive Vice President and Chief Financial Officer